SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 11-K

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(MARK ONE)

X  Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001.

__   Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ______ to ______.

THE STANDARD REGISTER COMPANY

UARCO SAVINGS ADVANTAGE 401(k) PLAN

(Full title of the plan)

THE STANDARD REGISTER COMPANY

(Name of issuer of the securities held pursuant to the plan)

600 Albany Street, Dayton, Ohio  45408

(Address of principal executive office)

UARCO SAVINGS ADVANTAGE 401(k) PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2001

UARCO SAVINGS ADVANTAGE 401(k) PLAN

INDEX

DECEMBER 31, 2001

        Page No.

Independent Auditor’s Report

1

Statement of Net Assets Available for Benefits

2

Statement of Changes in Net Assets Available for Benefits

3

Notes to the Financial Statements

4-6

Independent Auditors’ Report on Supplemental Information

7

Supplemental Schedules

Schedule of Assets Held for Investment Purposes

8-9

INDEPENDENT AUDITORS’ REPORT

The UARCO Savings Advantage 401(k) Plan

Dayton, Ohio

We have audited the accompanying statement of net assets available for benefits of the UARCO Savings Advantage 401(k) Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

June 13, 2002

Dayton, Ohio

UARCO SAVINGS ADVANTAGE 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2001	2000

ASSETS
Participant directed investments, at fair value
T. Rowe Price Associates, Inc. mutual funds	47,410,520	62,743,643
Standard Register Company common stock	143,945	80,538
Participant loans	730,781	921,022

Total assets	48,285,246	63,745,203

LIABILITIES
None	-	-

NET ASSETS AVAILABLE FOR BENEFITS	48,285,246	63,745,203

The accompanying notes are an integral part of the financial statements.

UARCO SAVINGS ADVANTAGE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
	2001	2000
ADDITIONS
Interest and dividends	1,774,954	2,856,762

DEDUCTIONS
Net depreciation in fair value of investments	4,450,736	4,179,186
Benefits paid directly to participants	12,781,681	12,952,236
Administrative expenses	2,494	2,957

Total deductions	17,234,911	17,134,379

Net decrease	(15,459,957)	(14,277,617)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	63,745,203	78,022,820

End of year	48,285,246	63,745,203

The accompanying notes are an integral part of the financial statements.

UARCO SAVINGS ADVANTAGE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 – DESCRIPTION OF PLAN

The following is a general description of the UARCO Savings Advantage 401(k) Plan (Plan). For a more complete description of the Plan’s provisions, participants should refer to the Plan agreement.

General

The Plan was established June 1, 1988, by UARCO Incorporated (the Company) for eligible employees of the Company and its domestic subsidiaries. The purpose of the Plan is to encourage those employees to provide for their financial security through regular savings and to assist them through matching contributions from the Company.

On December 31, 1997 all of the outstanding shares of the Company were purchased by The Standard Register Company (SRC). The Company operated as a wholly owned subsidiary of SRC for three months until it was merged into SRC, effective March 31, 1998.

Effective April 1, 1998, all UARCO Incorporated employees were employed by SRC and enrolled into the Standard Register Employee Savings Plan. No further Company or SRC contributions to the UARCO Savings Advantage 401(k) Plan are planned.

Eligibility

Employees are eligible to participate in the Plan if they were employees of the Company or its domestic subsidiaries and had completed at least one year of service of at least 1,000 hours.

Contributions

Participants were able to contribute up to 15% of pretax compensation, and up to 20% of compensation equal to any whole percentage of such compensation per payroll period. The sponsor was permitted to make discretionary matching contributions. Effective April 1, 1998, all of the employees of UARCO Incorporated were employed by the Standard Register Company and enrolled in the Standard Register Employee Savings Plan. No further participant contributions to the UARCO Savings Advantage 401(k) Plan are planned.

All pretax contributions are considered tax-deferred under sections 401(a) and 401(k) of the Internal Revenue Code.

Participants were always fully vested in their own contributions, plus earnings thereon. Effective April 1, 1998, participants became fully vested in all Company matching contributions.

Loans

Participants are eligible to borrow against the balances in their accounts, subject to limits established by the IRS. Participants may borrow 50% of their vested balance up to $50,000. The minimum loan is $750. Repayment of a long-term loan may not exceed 15 years. Repayment is intended to be made via payroll deductions. Interest is assessed at a rate, which is equal to 1% above prime at the time of the loan origin.

NOTE 1 – DESCRIPTION OF PLAN (CONTINUED)

Distributions

Distributions under the Plan are made through either lump sum payments, installment payments, or the purchase of a fixed annuity contract. Distributions are not permitted while the participants are employed by SRC, except for “Hardship” as defined by the IRS, when employees reach age 59½ or become disabled, and distributions of after-tax contributions and rollovers. Participants who have terminated or retired may elect an immediate distribution or may defer this distribution up to age 70½ if the fund balance is at least $3,500.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

Substantially all administrative expenses are paid by SRC.

Plan Trustee

Investments are held by T. Rowe Price Trust Company, the Plan’s trustee.

NOTE 3 – PLAN TERMINATION

Subject to certain limitations, the SRC can amend, modify, or discontinue the Plan. If SRC should decide to discontinue the Plan, the trustee shall perform a valuation of the Trust fund as of the termination date, and the participant accounts will be adjusted by SRC in accordance with the provisions of the Plan. Distributions to participants of their accounts will be made by the trustee in accordance with the provisions of the Plan.

NOTE 4 – INCOME TAX STATUS

The Internal Revenue Service ruled July 18, 1995, that the Plan qualified under section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.

NOTE 5 – INVESTMENTS

T. Rowe Price Associates, Inc. mutual funds and Standard Register Company common stock are stated at fair value as determined by the market values of the underlying securities. Participant loans are stated at cost, which approximates fair value.

During 2001 and 2000, the Plan’s investments (including investments bought, sold, as well as held, during the period) (depreciated) appreciated in fair value by ($4,450,736) and ($4,179,186,) respectively, as follows:

	2001	2000

T. Rowe Price Associates, Inc. mutual funds	$ (4,478,513)	$ (4,162,594)
Standard Register Company common stock	27,777	(16,592)
Total	$ (4,450,736)	$ (4,179,186)

NOTE 6 – CONCENTRATIONS OF INVESTMENT RISK

Financial instruments that potentially subject the plan to significant concentrations of risk consist primarily of mutual funds and common stock. These investments are subject to the normal risks associated with financial markets.

The fair or contract value of individual investments that represent 5% or more of the Plan’s assets as of December 31 is as follows:

	2001	2000
T. Rowe Price Associates, Inc. Mutual Funds:
MID Cap Growth Fund	$ 4,754,552	$ 6,179,534
Equity Index 500 Fund	15,662,900	24,501,306
Stable Value Fund	13,396,251	15,125,389
TRP Balanced Fund	9,119,408	12,730,735

NOTE 7 – REPORTABLE TRANSACTIONS

There were no reportable transactions for the years ended December 31, 2001 and 2000.

INDEPENDENT AUDITORS’ REPORT

ON SUPPLEMENTAL INFORMATION

The UARCO Savings Advantage 401(k) Plan

Dayton, Ohio

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 13, 2002

Dayton, Ohio

UARCO SAVINGS ADVANTAGE 401(k) PLAN

EMPLOYER IDENTIFICATION NUMBER 36-3338329

PLAN NUMBER 004

SCHEDULE H, PART IV, 4i

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2001

		( c )		( e )
	( b )	Description of	( d )	Fair
( a )	Identity of Issue	Investment	Cost	Value

	T. ROWE PRICE ASSOCIATES, INC.
	MUTUAL FUNDS

*	MID Cap Growth Fund	120,674 shares	3,892,208	4,754,552
*	Equity Index 500 Fund	507,876 shares	14,117,933	15,662,900
*	Stable Value Fund	13,396,251 shares	13,396,251	13,396,251
*	New Horizons Fund	67,172 shares	1,791,725	1,520,106
*	Spectrum Income Fund	25,123 shares	271,671	266,302
*	TRP Balanced Fund	521,407 shares	8,837,705	9,119,408
*	International Stock Fund	77,888 shares	1,204,043	855,990
*	Small Cap Value Fund	47,162 shares	959,541	1,068,693
*	Equity Income Fund	32,402 shares	786,168	766,318

	Total T. Rowe Price Associates, Inc. mutual funds		45,257,245	47,410,520

	COMMON STOCK

*	Standard Register Company	7,768 shares	122,616	143,945

		Rates ranging
	PARTICIPANT LOANS	from 7.0%	730,781	730,781
		to 10.5%

	Total Investments		46,110,642 ============	48,285,246 ============

	An (*) in column (a) identifies a person to be a party-in-interest to the plan.

UARCO SAVINGS ADVANTAGE 401(k) PLAN

EMPLOYER IDENTIFICATION NUMBER 36-3338329

PLAN NUMBER 004

SCHEDULE H, PART IV, 4i

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2000

		( c )		( e )
	( b )	Description of	( d )	Fair
( a )	Identity of Issue	Investment	Cost	Value

	T. ROWE PRICE ASSOCIATES, INC.
	MUTUAL FUNDS

*	MID Cap Growth Fund	155,304 shares	5,038,573	6,179,534
*	Equity Index 500 Fund	690,178 shares	19,186,150	24,501,306
*	Stable Value Fund	15,125,389 shares	15,125,389	15,125,389
*	New Horizons Fund	94,751 shares	2,593,563	2,263,601
*	Spectrum Income Fund	4,854 shares	53,612	52,276
*	TRP Balanced Fund	664,097 shares	11,247,586	12,730,735
*	International Stock Fund	95,617 shares	1,519,129	1,388,356
*	Small Cap Value Fund	17,462 shares	332,802	334,230
*	Equity Income Fund	6,819 shares	168,915	168,216

	Total T. Rowe Price Associates, Inc. mutual funds		55,265,719	62,743,643

	COMMON STOCK

*	Standard Register Company	5,652 shares	103,834	80,538

		Rates ranging
	PARTICIPANT LOANS	from 7.0%	921,022	921,022
		to 9.5%

	Total Investments		56,290,575 =========	63,745,203 =========

	An (*) in column (a) identifies a person to be a party-in-interest to the plan.